UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 BLOCK LISTING SIX MONTHLY RETURN
Date: 12 November 2025

Name of applicant:		GSK plc
Name of scheme:		GlaxoSmithKline plc 2017 Deferred Annual Bonus Plan
Period of return:	From:	1 May 2025	To:	31 October 2025
Balance of unallotted securities under scheme(s) from previous return:		115,518
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		115,518

Name of applicant:		GSK plc
Name of scheme:		GlaxoSmithKline plc Share Save Plan 2012
Period of return:	From:	1 May 2025	To:	31 October 2025
Balance of unallotted securities under scheme(s) from previous return:		270,315
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		134,547
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		135,768

Name of applicant:		GSK plc
Name of scheme:		GlaxoSmithKline plc Share Save Plan 2022
Period of return:	From:	1 May 2025	To:	31 October 2025
Balance of unallotted securities under scheme(s) from previous return:		951,791
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		47,674
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		904,117

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 12, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc